As filed with the Securities and Exchange Commission on December 1, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-35758

SolarCity Corporation

(Exact name of registrant as specified in its charter)

3055 Clearview Way

San Mateo, California 94402

(650) 638-1028

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.0001 per share

(Title of each class of securities covered by this Form)

4.40% Solar Bonds, Series 2016/9-1

6.50% Solar Bonds, Series 2016/13-18M

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.0001 per share: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, SolarCity Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SolarCity Corporation

Date:	December 1, 2016	By:	/s/ Lyndon Rive

Name: Lyndon Rive
Title: Chief Executive Officer